Monthly Report - January, 2023

                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (1,039,968)      (1,039,968)
Change in unrealized gain (loss) on open          (4,244,555)      (4,244,555)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            (25,825)         (25,825)
      obligations
   Change in unrealized gain (loss) from U.S.        130,657          130,657
      Treasury obligations
Interest income (expense)                            282,373          282,373
Foreign exchange gain (loss) on margin deposits       (9,492)          (9,492)
                                                 ------------    -------------
Total: Income                                     (4,906,810)      (4,906,810)

Expenses:
   Brokerage commissions                             335,101          335,101
   Management fee                                     37,498           37,498
   20.0% New Trading Profit Share                          0                0
   Custody fees                                          566              566
   Administrative expense                             50,422           50,422
                                                 ------------    -------------
Total: Expenses                                      423,587          423,587
Net Income(Loss)                           $      (5,330,397)      (5,330,397)
for January, 2023

                STATEMENT OF CHANGES IN NET ASSET VALUE

                                     Managing           Unit
                                     Owner              Holders          Total
Net Asset Value (76,445.166       $    2,267,926    105,911,002    108,178,928
units) at December 31, 2022
Addition of                                    0              0              0
0.000 units on January 1, 2023
Redemption of                                  0     (1,722,379)    (1,722,379)
(1,342.678) units on January 31, 2023*
Net Income (Loss)                 $     (104,783)    (5,225,614)    (5,330,397)
for January, 2023
                                    -------------   -------------   -----------


Net Asset Value at January 31, 2023
(75,130.605 units inclusive
of 28.117 additional units)            2,163,143     98,963,009    101,126,152
                                    =============  ============= ==============


                GLOBAL MACRO TRUST January 2023 UPDATE
                      Year to Date       Net Asset
Series    January ROR          ROR  Value per Unit      Units   Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (5.07)%       (5.07)%     $  1,160.87   58,669.695    $ 68,107,709
Series 3    (4.76)%       (4.76)%     $  1,857.79    9,002.695    $ 16,725,117
Series 4    (4.62)%       (4.62)%     $  2,569.18    4,037.855    $ 10,373,977
Series 5    (4.82)%       (4.82)%     $  1,730.62    3,420.360    $  5,919,349

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



        /s/ Harvey Beker
        Harvey Beker, Chairman
        Millburn Ridgefield Corporation
        Managing Owner
        Global Macro Trust



                        Millburn Ridgefield Corporation
                        55 West 46th Street, 31st Floor
                              New York, NY   10036





                        February 24, 2023
Dear Investor:

Global Macro Trust - Series 1 (the Trust) was down 5.07% for January 2023. Losses from trading interest rate and equity index futures far outpaced gains from trading energy futures and currency forwards. Trading of non-energy commodities was marginally unprofitable as well.

The seesawing between risk-on and risk-off investment behavior that characterized the second half of 2022 continued into January 2023.
While Federal Reserve, ECB and Bank of England officials continue to insist that monetary policy will remain hawkish, market participants seem to believe that a further easing of price and wage inflation will lead to an easing of monetary policy in the second half of the year. This expectation together with China's reopening and an improved growth outlook in Europe due to lower energy prices encouraged investors to move back into risky assets following the December selloff.

Against this background, interest rates declined broadly in volatile trading during January. Short positions in U.S., European, British,
Japanese, Canadian and Australian interest rate futures were unprofitable, and were reduced significantly or reversed to long positions.
With equity investors expecting a Federal Reserve pivot later this year as inflation continues to recede and encouraged that the growth outlook across the globe has improved, equity futures were broadly higher. Consequently, short positions in U.S., German, French, British, Spanish, Japanese, Singaporean, Brazilian and EAFE index futures, and trading of Korean equity index futures were unprofitable. Meanwhile, long positions in Dutch, Italian, the EURO STOXX index futures, and a short VIX futures trade registered partially offsetting gains.

Changing expectations about relative growth and monetary policy outlooks across countries weighed on the U.S. dollar. Consequently, short
U.S. dollar positions relative to the British pound, euro, Mexican peso and a few other currencies were profitable. On the other hand, long U.S.
dollar trades against the Australian and New Zealand dollars posted partially offsetting losses. A short dollar position versus the high-yield
Brazilian real was also somewhat unprofitable in the wake of political turmoil in that country.

Energy prices were buffeted by conflicting forces during January and energy trading was fractionally profitable. Prices were weighed down by persistent worries about slowing growth in Europe and the U.S., but were lifted up by the Chinese reopening and by supply concerns due to OPEC+ production discipline, limited refinery capacity, and sanctions on Russian crude and products. Natural gas prices declined in response to warmer than normal weather in Europe and the U.S. and short positions were quite profitable. Long RBOB gasoline and London gas oil positions were also profitable as limited refining capacity kept supplies tight. On the other hand, long Brent crude oil and WTI crude oil positions registered partially offsetting losses.



                                       Very truly yours,

                                       Millburn Ridgefield Corporation
                                       Harvey Beker, Chairman